Transbotics Corporation
                               3400 Latrobe Drive
                         Charlotte, North Carolina 28211
                                 EIN: 56-1460497

August 19, 2008

VIA EDGAR ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Transbotics Corporation
    Registration Statement on Form S-2 filed March 10, 2004
    File No. 333-113465

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Transbotics Corporation (the "Registrant") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the Registration Statement on Form S-2 filed on March 10, 2004 (File no. 333-113465) together with all amendments and exhibits thereto (the "Registration Statement").

The Registration Statement has not become effective and the Registrant no longer desires to proceed with the Registration Statement. No securities were sold in connection with the Registration Statement. This application to withdraw the Registration Statement was approved by the Registrant's Board of Directors.

This application for withdrawal is based upon the Registrant's conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use pursuant to Rule 457(p) of the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice pursuant to Rule 477(b) from the Commission that this application will not be granted.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Transbotics Corporation, 3400 Latrobe Drive, Charlotte, North Carolina 28211; facsimile (704) 364-4039, with a copy to the Registrant's counsel, Shumaker, Loop & Kendrick, LLP, 128 S. Tryon St., Suite 1800, Charlotte, North Carolina 28202, Attn: Philip S. Chubb, facsimile number
(704) 332-1197.

If you have any questions or comments relating to the foregoing, please call the undersigned at (704) 362-1115.

                                                Very truly yours,

                                                Transbotics Corporation


                                          By:   /s/ Claude Imbleau
                                                --------------------------------
                                                Claude Imbleau, President and
                                                Chief Executive Officer